Exhibit 21.1
Subsidiaries of Quantinuum Inc.

Name	State or Other Jurisdiction of Incorporation or Organization	Ownership Interest

Quantinuum Holdings, LLC	Delaware	100%

Quantinuum	Cayman	100%

Quantinuum LLC	Delaware	100%

Quantinuum Pte. Ltd.	Singapore	100%

Quantinuum Limited	England	100%

QNTM Holdings LLC	Qatar	100%

Quantinuum K.K.	Japan	100%

Quantinuum GmbH	Germany	100%

Quantara Quantum Computing for Software Development, Trading and Services LLC	Qatar	49%